

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

August 20, 2018

Via E-mail
Mark L. Kleifges
Chief Financial Officer
Government Properties Income Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634

> **Re: Government Properties Income Trust**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2017**
> **Filed February 27, 2018**
> **File No. 001-34364**

Dear Mr. Kleifges:

We have reviewed your August 1, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2017

Financial Statements

Note 5. Real Estate Properties

FPO Transaction, page F-12

1. We note your response to comment one of our letter dated July 23, 2018 stating that First Potomac (FPO) terminated its employees immediately preceding the acquisition and you did not acquire an assembled workforce. Please tell us if any of the FPO employees were

hired by your external manager, RMR LLC. To the extent employees of FPO were hired by your external manager at the time of acquisition, please address the following:

- Tell us if RMR LLC hired the employees responsible for leasing, tenant management, and managing and supervising your operational processes
- Tell us if the employees are considered critical to the creation of outputs

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-3438 if you have questions.

Sincerely,

/s/ Jennifer Monick *for*

Robert Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities